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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                             August 2004

Commission File Number:                                                                                                                                                  000-49946

Alamos Gold Inc.

(Translation of registrant’s name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Interim Financial Statements

2.  Management's Discussion and Analysis

3.  Material Change Report, 8/16/2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX.... Form 40-F..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

ALAMOS GOLD INC.

Consolidated Financial Statements

(Expressed in US Dollars)

June 30, 2004

Unaudited – Prepared by Management – See Notice to Reader

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Consolidated Statements of Mining Properties Under Development and Mineral Rights on Unproven Property

Notes to Consolidated Financial Statements

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The financial statements of Alamos Gold Inc. and the accompanying interim consolidated balance sheet at June 30, 2004 and the interim consolidated statements of operations and deficit, cash flows, mining properties under development and mineral rights on unproven properties for the six month and three month periods then ended are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim reports.

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

(Stated in United States dollars)

(Prepared by management)

	June 30,	December 31,
	2004	2003
	(unaudited)
A S S E T S
Current Assets
Cash and cash equivalents	$ 21,676,696	$ 8,981,575
Amounts receivable	84,587	47,620
Advances and prepaid expenses	419,581	37,777
	22,180,864	9,066,972

Restricted cash (notes 12 and 13b)	681,347	681,347
Long-term investments (note 3)	3,169	3,169
Equipment (note 4)	2,590,779	209,565
Mining property under development (note 5)	22,879,785	17,453,503
Mineral rights on unproven properties (note 5)	1,010,638	1,008,365
	$ 49,346,582	$ 28,422,921

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$ 235,971	$ 536,069
Note payable (note 6)	2,137,000	2,198,612
	2,372,971	2,734,681

S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 10(a))	56,772,246	34,369,682
Contributed surplus (note 11)	1,485,036	707,683
Deficit	(11,283,671)	(9,389,125)
	46,973,611	25,688,240
	$ 49,346,582	$ 28,422,921
Continuing operations (note 1)

See notes to consolidated financial statements

ALAMOS GOLD INC.

Consolidated Statements of Operations and Deficit

(Stated in United States dollars) (unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2004	2003	2004	2003

Expenses
Depreciation	$ 18,245	$ 2,431	$ 27,056	$ 4,713
Management Fees	351,577	25,981	486,289	53,231
Foreign exchange loss (gain)	115,916	(82)	99,486	(139,069)
Legal, audit and accounting	115,385	114,393	170,117	204,965
Office and administration	64,754	28,431	118,820	61,829
Shareholder communications	106,381	16,248	141,260	25,576
Travel and accommodation	65,073	9,120	107,825	18,112
Trust and filing	120,481	7,232	127,740	19,077
Stock-based compensation	469,190	-	551,965	-
Interest expense	64,434	115,666	129,336	189,262
Interest income	(54,297)	(3,165)	(65,348)	(5,099)
Loss for the period	(1,437,139)	(316,255)	(1,894,546)	(432,597)
Deficit, beginning of the period	(9,846,532)	(7,571,594)	(9,389,125)	(7,555,252)
Deficit, end of the period	$ (11,283,671)	$(7,887,849)	$(11,283,671)	$(7,987,849)

Loss per share (note 9)	$ (0.02)	$ (0.01)	$ (0.03)	$ (0.01)

See notes to consolidated financial statements

ALAMOS GOLD INC

Consolidated Statements of Cash Flows

(Stated in United States dollars) (unaudited)

	For the three months ended June 30,		For the six months ended June 30,
Cash provided by (used for):	2004	2003	2004	2003

Operating Activities
Loss for the period	$(1,437,139)	$(316,255)	$(1,894,546)	$ (432,597)
Adjustments for items not involving cash:
Depreciation	18,245	2,431	27,056	4,713
Foreign exchange gain on Note payable	(36,000)	-	(61,612)	-
Stock-based compensation	469,190	-	551,965	-
	(985,704)	(313,824)	(1,377,137)	(427,884)
Changes in non-cash working capital components:
Amounts receivable	(8,342)	17,909	(36,967)	25,185
Advances and prepaid expenses	(69,847)	(4,194)	(381,804)	(27,783)
Accounts payable and accrued liabilities	78,422	7,272	(300,098)	(85,348)
	(985,471)	(292,837)	(2,096,006)	(515,830)
Investing Activities
Mining property under development	(3,951,508)	(369,262)	(5,200,894)	(2,806,676)
Mineral rights on unproven properties	(2,273)	-	(2,273)	(2,164)
Purchase of equipment	(2,385,802)	-	(2,408,270)	(5,374)
	(6,339,583)	(369,262)	(7,611,437)	(2,814,214)
Financing Activities
Proceeds from issuance of long-term debt	-	-	-	3,750,000
Proceeds from the issue of common shares	21,438,872	434,099	22,402,564	1,728,655
Payment of note payable	-	-	-	(1,769,565)
	21,438,872	434,099	22,402,564	3,709,090

Cash acquired from amalgamation with National Gold				120,817

Net increase (decrease) in cash and cash equivalents	14,113,818	(228,000)	12,695,121	499,863
Cash and cash equivalents, beginning of year	7,562,878	1,215,152	8,981,575	487,289
Cash and cash equivalents, end of year	$21,676,696	$987,152	$21,676,696	$987,152

See notes to consolidated financial statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF MINING PROPERTIES UNDER DEVELOPMENT AND MINERAL RIGHTS ON UNPROVEN PROPERTY

(Stated in United States dollars) (unaudited)

			December 31, 2003	Expenditures
	December 31, 2002	Expenditures 2003		June 30, 2004	June 30, 2004

MINING PROPERTIES UNDER DEVELOPMENT
Salamandra Project
Acquisition	$ 3,128,108	$10,717,681	$13,845,789	$ 3,120,272	$16,966,061
Exploration and development:
Administration	61,205	94,146	155,351	320,798	476,149
Analytical	15,943	74,860	90,803	-	90,803
Feasibility study	-	254,989	254,989	537,769	792,758
Field work and supplies	448,664	846,334	1,294,998	309,811	1,604,809
Geological	178,333	666,342	844,675	130,858	975,533
Claims maintenance	60,371	122,083	182,454	181,531	363,985
Equipment rental	19,353	175,654	195,007	12,867	207,874
Property and other taxes	-	471,921	471,920	630,924	1,102,844
Construction	-	-	-	146,981	146,981
Travel and accommodation	40,143	77,374	117,517	34,471	151,988
	$3,952,120	$13,501,383	$17,453,503	$5,426,282	$22,879,785
MINERAL RIGHTS ON UNPROVEN PROPERTY
La Fortuna Property
Acquisition	295,300	-	295,300	-	295,300
Exploration:
Analytical	28,714	-	28,714	-	28,714
Field work and supplies	347,776	-	347,776	-	347,776
Geological	226,336	-	226,336	-	226,336
Claims maintenance	70,969	4,074	75,043	2,273	77,316
Travel and accommodation	35,196	-	35,196	-	35,196
	$ 1,004,291	$ 4,074	$ 1,008,365	$ 2,273	$ 1,010,638

See notes to consolidated financial statements

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars)

1.

NATURE OF OPERATIONS

The Company’s activity is the acquisition and exploration of property interests that are considered sites of economic mineralization. These activities are currently conducted primarily in Mexico.

The Company acquired and amalgamated with National Gold Corporation (National) on February 21, 2003, whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held, and the shareholders of National received one of the amalgamated Company for each 2.352 shares of National they held. The acquisition has been accounted for as a purchase with The Company identified as the acquirer as the shareholder of Alamos owned 60% of the shares of the amalgamated company.

The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing.  The Company intends to continue relying upon the issuance of securities to finance its operations and exploration and development activities to the extent such instruments are issuable under terms acceptable to the Company.  Accordingly, the Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2.

BASIS OF PRESENTATION

These interim financial statements have been compiled using the same accounting policies and measurement criteria as those utilized in the preparation of the Company’s audited financial statement dated December 31, 2003, and should be read in conjunction with those annual statements.

The Salamandra Property has been reclassified as a “Mining property under development” following the preparation of a feasibility study confirming the existence of a mineral deposit which can be economically mined. Prior period comparative financial statements have been restated to adopt this presentation.

3.

LONG TERM INVESTMENT

The Company owns 100,000 common shares of Duran Ventures Ltd, carried at a cost of $3,169.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars)

4.

EQUIPMENT

	June 30, 2004			December 31, 2003
(unaudited)
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Exploration equipment	$ 857,884	$ 486,489	$ 371,395	$ 181,996
Mining equipment	2,172,033	964	2,171,069	-
Office and computer equipment	84,554	36,239	48,315	27,569
	$ 3,114,471	$ 523,692	$ 2,590,779	$ 209,565

5.

MINERAL PROPERTIES

Deferred Costs

The Company’s properties are located in Mexico and its interest in these properties is maintained under agreements with the titleholders. The Company is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on the properties.

a)

State of Sonora, Mexico

Salamandra Project

The Company had acquired a 100% interest in this Project which comprises approximately 16,000 hectares, in consideration for the payment of CDN$11,154,011 in acquisition costs and assigned expenses.

The property is subject to a sliding scale net smelter royalty (NSR) on the first 2,000,000 ounces of gold production. The royalty commences at 1% when the price of gold is less than $300 per ounce, rising to 5% when the price of gold exceeds $400 per ounce.

b)

Durango, Mexico

La Fortuna Property

The Company owns a 100% interest in three mineral concessions, covering approximately 606 hectares, which were written-down in 2000 to their estimated recoverable amount of $1 million.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars)

6.

NOTE PAYABLE

The Company arranged a loan of CDN$5.7 million ($3.75 million) of which CDN$5.6 million was used to discharge the CDN$7,500,000 of debentures issued by National to acquire the Salamandra Project. These debentures were discounted to CDN$5.6 million upon prepayment on January 31, 2003. Pursuant to the H. Morgan loan agreement, the Company opted to prepay 50% of the Note, plus accrued interest on September 11, 2003. The Note bears interest at 12% per annum and is repayable in full after February, 2005. The maturity date is February 28, 2008.

7.

RELATED PARTY TRANSACTIONS

For the six month period ended June 30, 2004, a director and officer of the Company was paid an aggregate of $309,700, which includes bonuses of $249,000 (2003 - $131,457 to two directors and officers) for management, investor relations and administrative services. These fees have been paid in the normal course of operations and are measured at the fair value as determined by management.

8.

SEGMENTED INFORMATION

	June 30,	December 31,
	2004	2003
	(unaudited)
Assets by geographic segment, at cost

Mexico	$ 27,290,698	$ 19,303,368
Canada	22,055,884	9,119,553
	$ 49,346,582	$ 28,422,921

9.

LOSS PER SHARE (unaudited)

Loss per share has been calculated using the weighted-average number of shares outstanding during the six month period ended June 30, 2004 of 55,748,451 shares and during the three month period ended June 30, 2004 of 60,797,746 shares. Fully-diluted loss per share is not disclosed as it is antidilutive.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars)

10

SHARE CAPITAL

a)

Authorized share capital of the Company consists of 1,000,000,000 common shares without par value.

(unaudited)	Number of Shares	Amount

Outstanding at January 1, 2004	50,164,705	$ 34,369,682
Private placement of shares (net of share issue costs of $1,437,568)	10,000,000	21,137,494
Exercise of stock options	639,881	437,107
Exercise of warrants	921,317	827,963
Outstanding at June 30, 2004	61,725,903	$ 56,772,246

a)

Stock options outstanding at June 30, 2004 (unaudited)

Number	Expiry Date	Exercise Price
		CDN $
42,517	February 23, 2006	0.47
182,500	June 3, 2007	1.16
175,000	July 22, 2007	1.00
150,000	January 30, 2008	0.76
557,483	July 23, 2008	1.13
903,500	December 9, 2008	2.50
110,000	February 12, 2009	2.75
850,000	June 25, 2009	2.25
390,000	June 25, 2007	2.25
3,361,000		1.93

Summary of stock option activity (unaudited):

	Shares	Weighted Average Price
		CDN $

Balance, January 1, 2004	2,650,881	1.5
Granted	1,240,000	2.25
Granted	110,000	2.75
Exercised	(639,881)	0.90
Balance, June 30, 2004	3,361,000	1.93

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars)

10.      SHARE CAPITAL (continued)

c)

Warrants outstanding on June 30, 2004 are as follows (unaudited):

Number	Expiry Date	Exercise Price

		CDN $

525,000	July 19, 2004	0.56
4,177,500	August 21, 2004	1.75
137,000	September 5, 2004	1.53
5,000,000	April 8, 2006	3.50
9,839,500		2.57

11.

STOCK-BASED COMPENSATION

The Company has adopted the fair value method of accounting for all stock options granted. During the six month period ended June 30, 2004, the Company granted 390,000 stock options for a three-year term and 960,000 for a five-year term.

The Company determined the fair value of the grant using the Black-Scholes option pricing model with the following inputs: risk-free interest rate – 3.5%; expected dividend yield – nil; expected stock price volatility – 55%; expected average option life - 2.5 years for options granted with for five year term, and 1.5 years for options granted for a three year term.

The fair value of options is charged to operations or capitalized to the related mineral property, depending on the nature of the grant, and the total amount is credited to contributed surplus. For the six months ended June 30, 2004, the fair value of the stock options granted in the period was $777,353.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars)

12.

CONTINGENCIES

a)

A claim has been made against the Company for damages under a mineral rights acquisition agreement that the Company did not complete. The plaintiff has claimed a loss of $105,000 and is also seeking 100,000 common shares of the Company. The Company denies the claim and has not made any provision for it in the financial statements. Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment.

b)

The Company had reduced the surface area of the Salamandra Project leased from the Village of Mulatos, however, this reduction in surface area under lease was challenged by the Ejido in the Agrarian Court. The Agrarian Court ruled that the Mulatos Ejido were entitled to be paid 336,972 in 2002 and $344,375 in 2003. Accordingly, the Company has placed $681,347 in restricted cash pending the appeal of the Agrarian Court’s decision.

A new land agreement filed with the Agrarian Court on May 28th settles all matters pertaining to the 2002 and 2003 lawsuits.

c)

A claim has been made against the Company by a former director and senior officer of National who is demanding CDN$285,000 and the vesting of 600,000 of pre-amalgamation stock options. The Company denies it has any liability and accordingly, has not accrued any amount for the claim. Should any amount ultimately be paid, it will be recorded in the accounts at the time of payment.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars)

13.

SUBSEQUENT EVENTS

a)

Letter Agreement for Term Debt Financing

On July 19, 2004, the Company announced that it had signed a letter agreement with a banking syndicate for up to US$45 million in term debt financing for the Salamandra Project in Sonora, Mexico. The facility is composed of a $40 million gold loan due December 2009, and a short-term $5 million standby loan available to fund cost overruns for the project. The agreement is subject to a number of conditions, including satisfactory due diligence to be conducted by a technical agent of the syndicate and definitive loan documentation. The Company also agreed to fix the sale price on 250,000 ounces of gold.

b)

Surface Rights Agreement

Pursuant to the land agreement signed on May 28, 2004 as described in Note 12b), on July 23, 2004, the Agrarian Court returned the letters of credit issued by the Company to satisfy the Ejido’s $681,347 claim.

A vote of the Mulatos Ejido held on July 8th, 2004, unanimously approved a new land agreement with the Company, allowing for the outright purchase of land collectively owned by the Ejido and until now under lease to the Company. A final payment in the amount of US$678,000, which was due on approval of the agreement, was made by the Company to the Ejido.

The Ejido further approved compensation agreements reached between the Company and individual Ejido members that possess land which would be directly affected by the future mining operations.

ALAMOS GOLD INC

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2004

This discussion and analysis of financial position, results of operations, cash flows and mining properties under development and mineral rights on unproven properties of Alamos Gold Inc (the Company or Alamos) is current as at August 2, 2004, and should be read in conjunction with the unaudited consolidated financial statements of the Company as at June 30, 2004 and for the three and six month periods ended June 30, 2004 along with the notes thereto and with the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2003. These financial statements have been prepared by management, without audit. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

Additional information relating to the Company, including the Company's annual report and annual information form, is available on SEDAR at www. sedar.com.

Introduction

The following discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached unaudited consolidated financial statements of the Company and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial statements in United States dollars. These principles differ in certain material respects from accounting principles generally accepted in the United States (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 15 to the audited financial statements for December 31, 2003.

This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

Highlights

The availability of equity funding to the Company depends, in part, upon investor interest in the gold sector and the prospects for further price appreciation. The price for gold, quoted as the London PM fix, traded in a narrow range in the three months ended June 30, 2004 between a low of $375 per ounce on May 10 and a high of $427.25 on April 1. On August 2, 2004 it was quoted at $391.50 per ounce. The Company considers these levels attractive and believes it can continue to obtain equity and debt investment for the development of its Salamandra Project.

The Company completed a previously announced unit offering of common shares priced at $3.00 per unit. A unit consisted of one common share and one-half a share purchase warrant. Each full warrant entitles the holder to purchase one additional share of the Company for $3.50 for a two-year period following closing. The issue closed, fully subscribed for 10 million units, on April 8, 2004.

The Company obtained a listing of its shares on the Toronto Stock Exchange and commenced trading on June 21, 2004. The shares had previously been listed on the TSX Venture Exchange. The Company also submitted an application for listing on the American Stock Exchange in July, 2004, after completing appropriate Securities and Exchange Commission filings in the United States.

The Company announced on June 2, 2004 board of directors approval of its Feasibility Study for Phase I of Mulatos (Salamandra) Project, consisting of the Estrella pit. Estrella contains reserves of 36.3 million tonnes of ore grading 1.64 grams gold per tonne at varying cutoffs, which is 0.8 g/t in the early years and declines to the internal cutoff in later years. The pit contains approximately 2 million ounces of gold from which the Company expects to recover 1.4 million ounces in an open pit heap leach operation. Mine production is expected to commence in July 2005 at a rate of 10,000 tonnes per day reporting to the leach pad. Gold production is expected to reach 150,000 ounces per year in the first three years at a cash cost of $174 per ounce. The Estrella pit, which is the first phase of the development of the Mulatos Property, has a life of 10.5 years. The Company announced acquisition of key mining components for the project, including a crusher-conveyer system, mining equipment and gold recovery plant.

The Company announced July 19, 2004 that it had signed a letter agreement with a banking syndicate composed of Societe Generale, Standard Bank London Limited and Macquarie Bank Limited for up to $45 million in term debt financing for the Mulatos Project in Sonora, Mexico. The facility is composed of a $40 million gold loan due December 2009, and a short-term $5 million standby loan available to fund cost overruns for the project. Pursuant to the terms of the Agreement, the gold loan interest rate is 375 basis points above the gold lease rate prior to achieving economic completion, and 325 basis points above the gold lease rate thereafter. The standby loan interest rate is 350 basis points above the London Interbank Offered Rate. As a condition of the loan, Alamos will establish a fixed price selling arrangement covering 250,000 ounces of gold production for the term of the loan.

The agreement is subject to a number of conditions, including satisfactory due diligence to be conducted by a technical agent of the syndicate and definitive loan documentation. Closing is expected in October, 2004.

The Company reported that a vote of the Mulatos Ejido held on July 8th, 2004, unanimously approved a new land agreement with the Company, allowing for the outright purchase of land collectively owned by the Ejido and until now under lease to the Company.  A final payment in the amount of $678,000, which was due on approval of the agreement, was made by the Company to the Ejido.

The Ejido further approved compensation agreements reached between the Company and certain individual Ejido members that possess land which would be directly affected by the future mining operations.

Formal documentation for the purchase and transfer of title of the Ejido land was also completed and delivered to Minas de Oro Nacional, a wholly-owned subsidiary of the Company.  It is expected that an additional 8 to 10 months will be required for the National Agrarian Registry to process the agreement, after which the Company will have registered title of the land.

The Company announced that Alan R. Hill was appointed to the board of directors on April 29, 2004, and subsequently announced his appointment as Chairman of the board of directors.

Second quarter trading volumes on the TSX Venture Exchange and TSX Exchange averaged 121,295 shares per day, while the median trade was 75,500 per day. By comparison, first quarter trading volumes on the TSX Venture Exchange averaged 207,710 shares per day with a median trade of 162,000 per day.

Selected Annual Information

The following table sets forth selected consolidated financial information of the Company as of the end of each of the last three fiscal years in the period ended December 31, 2003, and for the three month period ended June 30, 2003 and 2004. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Company for the respective periods.

	Q2 2004	2003	Q2 2003	2002	2001
	$	$	$	$	$
Net Revenues	nil	nil	nil	nil	nil
Loss	1,437,139	1,933,873	316,255	440,205	367,300
Basic and Diluted Loss Per Share	(0.02)	(0.05)	(0.01)	(0.04)	(0.05)
Total Assets	49,346,582	28,422,921	17,397,267	6,021,616	1,914,274
Total long term debt	2,137,000	2,198,612	3,750,000	1,769,565	nil
Cash dividends paid	nil	nil	nil	nil	nil

The Company is in the mineral exploration stage and has no production related income or costs. A predecessor of the Company merged with National Gold Corporation in February 2003, and has carried on the businesses of both companies. Consequently, costs incurred in 2003 and subsequent years are expected to be higher than in previous year. As well, the Company reported various non-recurring or unusual items. In 2003, the Company adopted the fair value method of accounting for all stock options granted, on a prospective basis without restatement of prior years; a charge of $469,190 was made in Q2-2004 and $403,998 was made in 2003 in the statement of operations ($nil for prior years). The Company incurred interest expense in the amount of $64,434 in Q2-2004 and $362,182 in 2003; no significant interest charges were incurred in prior years. A foreign exchange loss (gain) of $115,916 was recorded in Q2-2004 and $158,031, ($15,496) and $12,072 were recorded in 2003, 2002, and 2001, based on fluctuating exchange rates and monetary assets and liabilities denominated in foreign currencies and transactional gains and losses. The Company does not engage in foreign currency hedging.  Increase in assets in 2003 is attributable to the merger and resulting acquisition of assets previously owned by National Gold, a private placement of shares in the amount of $8.2 million and $4.9 million raised through the exercise of warrants. A bonus of $200,000 was payable to an officer and director of the Company in Q2-2004. The Company completed a unit offering of common shares in Q2-2004 for net proceeds of $21,137,494 after costs for $14.7 million in 2003, and $2.7 million in 2001 resulting in a corresponding increase in assets.

Operating Activities

The Company recorded a loss for the three month period ended June 30, 2004 of $1.4 million ($.02 per share), compared with $0.32 million in the corresponding period in 2003 ($0.01 per share).  Losses were affected by higher compensation costs in 2004 as the Company relocated from Vancouver to Toronto and increased its staff while incurring severance costs for Vancouver staff who did not relocate to Toronto; management compensation in Q2-2004 also included a cash bonus of $200,000, and non-cash stock-based compensation of $469,190; higher shareholder communications (Q2-2004 - $106,381; Q2-2003 - $16,248), including the costs of the 2003 annual report; higher recorded foreign exchange loss (Q2-2004 - $115,916; Q2-2003 - gain $82); higher trust and filing (Q2-2004 - $120,481; Q2-2003 - $7,232), including initial annual TSX listing fees; partly offset by higher interest income earned on cash balances (Q2-2004 - 337,535; Q2-2003 - $4,163).

The Company expensed $469,190 in stock-based compensation in Q2-2004 and an additional $225,388 was capitalized to mining properties under development in accordance with the nature of the grant; there were no stock option grants in the comparable period in 2003. In Q1-2004, $82,775 was expensed in respect of stock based compensation. The total amount for the six month period ended June 30, 2004 of $777,353 was credited to contributed surplus. No cash is exchanged on the granting of an option, and the cash amount received by the Company on the exercise of an option is credited to share capital. The value of stock-based compensation is calculated using an option pricing model to determine the computed fair value of stock option grants during the reporting period. The resulting figure is not necessarily the fair market value of the options since the options are not transferable and there is no market for the securities.

Interest expense, relating to the H. Morgan loan, was $64,434 in Q2-2004 compared with $115,666 in Q2-2003. A portion of the loan was repaid in September 2003, resulting in lower interest charges incurred after that date. Interest income increased to $54,297 in Q2- 2004 from $3,165 in the Q2- 2003 as cash balances increased from a private placement of shares in August 2003 and April 2004.

Summary of Quarterly Results

The table is prepared from unaudited financial data.

Loss by quarter ($)
		Q-1	Q-2	Q-3	Q-4
2004		457,407	1,437,139
per share	*	0.01	.02
2003		116,342	316,255	520,575	980,701
per share	*	0.00	0.01	0.01	.02
2002				65,086	220,751
per share	*			0.00	.01

* basic and fully diluted

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to the merging of Alamos Minerals Ltd and National Gold Corporation in Q1- 2003 and increase in funding for corporate purposes. As Alamos accounted for the merger as an acquisition of National, National’s comparative accounts are not reflected in these financial statements. However, for reference purposes, National had recorded a loss of CDN $3.0 million in 2002.

Variances by quarter reflect overall corporate activity and are also caused by factors which may not recur each quarter. Non-cash compensation in the amount of $403,989, reflecting the value of the grant of stock options to certain personnel, was recorded in the fourth quarter of 2003, $82,775 in the first quarter of 2004 and $469,190 in the second quarter 2004 as an operating expense. A cash compensation bonus in the amount of $49,000 was paid in Q1-2004 and $200,000 was paid in Q2- 2004.

Foreign exchange losses (gains) in Q2-2004 were $115,916; 2003 were as follows: Q-1: $138,987; Q-3: $(177,245); Q4: $(120,000). There were no significant foreign exchange amounts recorded in 2002. Periods of high foreign exchange gains or losses usually reflect moderate to high volatility in exchange rate of United States dollar against the Canadian dollar and the Mexican peso, currencies in which the Company holds certain monetary assets and liabilities.

The Company expects to record approximately $350,000 in quarterly corporate operating costs in 2004, exclusive of foreign exchange, interest, non-cash compensation and unusual non-recurring items. Results for the three months ended March 31, 2004 and June 30, 2004 are as follows:

	Q1-2004	Q2-2004

Operating costs	$337,225	$641,896
Foreign exchange (gain) loss	(16,430)	115,916
Interest expense	64,902	64,434
Interest income	(11,065)	(54,297)
Non-cash compensation	82,775	469,190
Non-recurring cash bonus	-	200,000
Net loss	$457,407	$1,437,139

Operating costs for the second quarter were higher than usual due to annual charges for the 2003 shareholders report and annual general meeting of shareholders; and initial annual TSX listing fees being recorded in the quarter. Legal costs continued to be higher due to activities in the quarter relating to the filing of its annual information form, filing for and obtaining its TSX listing and filing SEC registration forms in anticipation of filing an American Stock Exchange listing application.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and a Note payable, some of which are denominated in Canadian dollars or Mexican pesos. These accounts are recorded at their fair market value in United States dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the United States dollar, and has elected not to hedge this exposure at this time.

The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant expenditures in developing a mine at Salamandra will be denominated in pesos. Once mine development costs are known and purchase commitments made, the Company may acquire pesos directly or through derivative positions, to lock-in these costs in United States funds, if it believes it prudent to do so.

The Company has placed its cash and cash equivalents in liquid bank deposits, mainly United States dollar denominated, which provide a variable rate of interest.

As part of its commitment to a banking syndicate, the Company has agreed to hedge 250,000 ounces of gold. The Company has not committed to the form of the advance price setting for gold, but may include forward sales or a collar of puts and calls. The hedge will be put in place as a condition precedent to drawing funds from the banks for Salamandra project costs. Up to $45 million will be drawn from the banks, $40 million of which will take the form of a gold loan, and $5 million as a stand-by facility in case of cost overruns.

Investment in Mining Properties Under Development and Unproven Properties

The Company’s main project is the 16,000 hectare Salamandra project, in Sonora, Mexico.  The Salamandra project consists of the Mulatos deposit and several adjacent mineralized zones. The Mulatos deposit has 62.2 million tonnes of mineralized material grading 1.51 grams per tonne at a 0.60 grams per tonne cut-off, for a total of 3,020,000 ounces of contained gold, classified as measured and indicated. A feasibility study to assess the economics of the Salamandra Project has been completed. The Estrella pit was the focus of the study. It contains reserves of 36.3 million tonnes of ore at a grade of 1.64 grams per tonne at varying grades of cutoff with a waste to ore ratio of 1.4:1. The pit contains an estimated 1.4 million ounces of recoverable gold. Initial capital cost is projected to be $72.2 million, including a $7.7 million contingency. Adjacent areas containing mineralized resources will be further developed to determine whether they contain economic reserves.

Expenditures on mining properties under development during the first six months of 2004 were $5.4 million.  The Company spent $537,769 on the feasibility study for the Salamandra project, which was in line with expectations. Other expenditures include $359,598 for mine administration and $441,670 for field work and supplies, which includes $105,000 for access roads improvement. The Company expects to spend $3 million in additional exploration and development at Salamandra in 2004, which will include 8,000 meters of drilling adjacent to the Estrella pit, and 4,000 meters of step-out and condemnation drilling. Approximately $150,000 of this budget has been spent to date.

The Company concluded a surface rights agreement covering the area expected to be used in its mining operation, plus adjacent mineralized areas. In the first six months of 2004 the Company paid $3.1 million in respect of surface rights acquisition. The Company acquired the rights from the Ejido, the group that has the collective rights over the surface, to negotiate with individual possessors of the land. The Company expects to conclude these negotiations shortly, and expects that additional costs will be incurred. The completed acquisition agreement replaced the existing land rental agreement; as a result, the Company no longer has annual rent obligations, and has obtained secure and legally binding land rights.

As part of the settlement with the Ejido, the Agrarian Court award to the Ejido of $681,000 for rents for the years 2002 and 2003 was discharged, and certain letters of credit lodged with the Court as security for this amount were returned to the Company in July 2004.

With the required mining permits already in hand, the Company expects to direct its efforts toward equipment and material procurement, project management and construction at Salamandra. The feasibility study contemplates a standard open pit heap leach mining project.  In the first six months of 2004, the Company has acquired over $2.3 million of mining and processing equipment on the project, mainly for a crushing-conveying system, gold recovery plant, mining equipment and assay lab. Development in the third quarter of 2004 is scheduled for permanent camp facilities, earth works for the leach pad area and procurement of additional mining equipment.

The Company is not currently incurring exploration costs at its La Fortuna property, and the Company would consider disposition of the property if an appropriate offer were received. The Company is carrying the property on its books for $1 million, which it has concluded is the appropriate net realizable value for the property.

Capital Resources and Liquidity

The Company does not generate cash flows from operations and depends on equity from investors to finance operating and investing activities. Its exploration subsidiaries do not generate cash or remit funds to the Company.

The Company’s financial condition improved in the second quarter of 2004. As at June 30, 2004, the Company had working capital of $19.8 million up from $6.3 million (after taking into account the current portion of a Note payable) at December 31, 2003. The Company received an additional $22 million from a brokered private placement of common shares in April 2004 to partially fund up to $72 million in anticipated capital costs to put the Salamandra property into production. The Company also received an additional $1.3 million since December 2004 from the exercise of stock options and warrants.

The Company has secured a letter agreement with a banking syndicate to provide up to $45 million in funds, subject to satisfactory due diligence and documentation. The Company also anticipates receiving up to $5.5 million through the exercise of in-the-money warrants due on August 21, 2004, although there is no certainty that such warrants will be exercised. The Company has secured the release of letters of credit as discussed elsewhere, and $681,347 is now available for general corporate use. The Company will also seek to prepay its current outstanding debt in the amount of $2.2 million, plus accrued interest. There are no requirements for principal repayments prior to maturity in February, 2008. It is uncertain whether the Company will need to source additional funds in order to meet all the requirements noted above.

The Company is able to satisfy all its outstanding commitments with available cash on hand, to carry out a budgeted $3 million exploration program, fund annual corporate costs of approximately $1.5 million and fund its outstanding commitments to date (see table attached). The Company does not have the usual working capital requirements of operating companies for such items as sales receivables and inventories. The Company expects to make further commitments to fund development of the Salamandra project to completion. The total expected cost of this project is $72 million and completion date is expected to be July 2005. Its ability to meet this timetable will depend on its capacity to source additional funds, including completing its agreement with a banking syndicate to provide up to $45 million.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

There are no changes to the critical accounting estimates noted in the management discussion and analysis for December 31, 2003.

No writedowns of mineral properties or other assets were recorded during the six months ended June 30, 2004 or the comparable period in 2003, and no further writedowns are considered appropriate at this time.

Changes in Accounting Policy

The Company adopted in 2003 new accounting rules on stock-based compensation, requiring the adoption of fair value accounting for all stock option grants no later than January 1, 2004, on a prospective basis. The Company elected not to restate prior results. The Company accounts for the derived value of stock-based compensation to all employees and consultants using a Black-Scholes option pricing model, using input assumptions it considers reasonable and appropriate in the circumstances.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, except for commitments described in the attached table.

Commitments Table (by period) ($)

Year:	<1 year	1-3 years	4-5	> 5 years
Long-term debt (1)	260,000	780,000	2,180,000	-
Other debt obligations	225,000	-	-	-
Surface rights	600,000	-	-	-
Land taxes (2)	225,000	675,000	450,000	225,000 pa
Equipment purchases and mine construction (3)	4,400,000	-	-	-

(1)  At current exchange rates (1 USD= CDN 1.31); prepayment of principal and accrued interest at the option of the Company after February, 2005; includes interest and principal;

(2)  Based on current land use requirements; land related payments must be made in order to secure ongoing mineral or land use rights.

(3)  The Company is seeking additional equipment and will make purchase commitments in line with the requirements of the feasibility study for the Salamandra project. Total capital expenditures are expected to be $72 million of which $7.7 million has been paid or committed.

The Company is also committed to making mineral royalty payments consisting of a sliding-scale net smelter royalty on the first 2 million ounces of gold production from the Salamandra Project. It is not possible to estimate the value of these contingent royalties as the Company is not producing gold from the property at this time.

The Company expects to make these tabled payments from available funds on hand (in excess of $16 million on August 2, 2004).

Related Party Transactions

For the six months ended June 30, 2004, the Company paid consulting fees amounting to $309,700 (including $249,000 in bonuses) to an officer and director of the Company (2003 - $131,457 to two officers and directors); payments are based on the fair value of such services as determined by management.

Outstanding Share Data

The Company has one class of common shares: as at August 4, 2004, there were 62,360,937 common shares outstanding.

The Company has a stock option plan: as at August 4, 2004, there were 3,336,000 stock options outstanding, all of which have vested.

The Company has outstanding as at August 4, 2004, 9,229,465 share purchase warrants.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company's financial success is subject to general market conditions which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar and Mexican peso. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company’s ability to lock in gold prices or future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it determines is appropriate. The Company also competes with other mining companies which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has completed a feasibility study on a portion of the Mulatos deposit known as the Estrella pit. It is not known whether the remaining mineral resources which it has classified as measured and indicated or inferred will prove to be economic. The board of directors of the Company has elected to place the Estrella pit within the Salamandra deposit into production. The Company is exposed to potential for cost overruns from those predicted in the feasibility study due to adverse prices of commodities or labor due to shortages or inflation, or that processes may take longer than budgeted. Future operating profit from a mining operation may not be as predicted in a feasibility study due to variances in tonnage or grade of ore, adverse recovery, unanticipated operating costs due to unavailability of materials or labor, inflation, mining conditions relating to rock mechanics and environmental conditions. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

Note to U.S. Investors

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations; they are not defined terms under standards in the United States.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Company has completed a feasibility study on a portion of its Salamandra property consisting of the Estrella pit. Estrella contains reserves of 36.3 million tonnes of ore at 1.64 grams gold per tonne at varying cutoffs, which is 0.8 g/t in the early years and declines to the internal cutoff in later years. The pit contains approximately 2 million ounces of gold from which the Company expects to recover 1.4 million ounces in an open pit heap leach operation. The site is currently in mine construction. There is no assurance that the remaining measured and indicated or inferred resources categorized under Canadian regulations outside the Estrella pit will be upgraded to reserves at any time.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, John A. McCluskey, Chief Executive Officer of Alamos Gold Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alamos Gold Inc. (the Issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  August 13, 2004

“John A. McCluskey”

John A. McCluskey
Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Jon Morda, Chief Financial Officer of Alamos Gold Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alamos Gold Inc. (the Issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  August 13, 2004

“Jon Morda”

Jon Morda
Chief Financial Officer

MATERIAL CHANGE REPORT

FORM 51-102F3

1.

Name and Address of Company

State the full name or your company and the address of its principal office in Canada.

Alamos Gold Inc. (“Alamos Gold”)

Suite 1503, 110 Yonge Street

Toronto, ON   M5C 1T4

2.

Date of Material Changes

State the date of the material change.  August 16, 2004

3.

News Release

The news release dated August 16, 2004 was filed with the TSX and the British Columbia, Alberta, Ontario and Quebec Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos Gold reported on its unaudited interim financial results for the three months and six months ended June 30, 2004.

5.

Full Description of Material Change

Reference Alamos Gold’s press release dated August 16, 2004 herein.

6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

John A. McCluskey

President and Chief Executive Officer

Tel:   416-368-9932

Fax:  416-368-2934

9.

Date of Report

DATED at Vancouver, B.C., this 16th day of August, 2004.

ALAMOS GOLD INC.

/s/ Sharon L. Fleming

___________________________________

Sharon L. Fleming

Corporate Secretary

Suite 1503, 110 Yonge Street

Toronto, Ontario

Canada    M5C 1T4

 Alamos Gold Inc.

Telephone:  (416) 368-9932

Facsimile:  (416) 368-2934

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX)

Alamos Gold Reports Second Quarter 2004 Financial Results

Toronto, Ontario, August 16, 2004 - Alamos Gold Inc. (Alamos) announced today the unaudited interim financial results for the three months and six months ended June 30, 2004.

All dollar amounts are stated in United States currency unless otherwise noted.

Highlights

*

Alamos completed on April 13, 2004 a previously announced unit offering of common shares. The gross proceeds from the private placement totaling CDN$30.0 million has been used by Alamos to fund development projects and for general corporate purposes.

*

Alamos announced on June 2, 2004 board approval of its Feasibility Study for Phase I of the Mulatos (Salamandra) Project in Sonora, Mexico, consisting of the Estrella pit. Estrella contains reserves of 36.3 million  tonnes of ore grading 1.64 g/t at varying cutoffs, starting at 0.8 g/t in the early years. The pit contains approximately 2.0 million ounces of gold from which Alamos expects to recover 1.4 million ounces in an open pit heap leach operation. Mine production is expected to commence in July 2005 at a rate of 10,000 tonnes per day reporting to the leach pad. Gold production is expected to reach 150,000 ounces per year in the first three years at a cash cost of $174 per ounce. The Estrella pit, which is the first phase of the development of the Mulatos Property, has a mine life of 10.5 years. Alamos announced acquisition of key mining components for the project, including a crusher-conveyer system, a gold recovery plant and mining equipment.

*

Alamos obtained a listing of its shares on the Toronto Stock Exchange and commenced trading on June 21, 2004.

*

Alamos reported that a vote of the Mulatos Ejido held on July 8, 2004 unanimously approved a new land agreement (announced on May 28, 2004), allowing for the outright purchase of land collectively owned by the Ejido and until now under lease to Alamos.

*

Alamos announced that Alan R. Hill was appointed to the Board of Directors on April 29, 2004, and subsequently announced his appointment as Chairman of the Board of Directors.

Financial Highlights

Alamos’ financial condition improved in the second quarter of 2004. As at June 30, 2004, Alamos had a working capital of $19.8 million, compared to $5.6 million at March 31, 2004. Alamos completed a financing of $22 million (CDN$ 30.0 million) from a brokered private placement of common shares in April 2004.

Alamos' net loss for the three-month period ended June 30, 2004 was $1,437,139 ($0.02 per share) compared to a net loss of $316,255 ($0.01 per share) for the comparable period in 2003. The results for 2004 reflect an increased level of corporate activity following the merger with National Gold. The strengthening of the management group resulted in higher compensation costs including $469,190 in non-cash stock based compensation. Increased shareholder communications and filing fees reflected shareholder interest in Alamos’ activities and its new TSX listing.

Alamos’ expenditures on the development of the Mulatos (Salamandra) project were $7.6 million which included land acquisition and $2.3 million of equipment purchase. The estimated cost to construct the mine is $72 million as well Alamos expects to spend $3.0 million in additional exploration in 2004.

This summary of financial highlights should be read in conjunction with Alamos’ unaudited interim financial statements for the second quarter of 2004 and the related Management’s Discussion and Analysis, both of which are available on www.sedar.com

Alamos Gold is constructing an open pit, heap leach gold mine at its fully permitted, 100% owned Mulatos deposit in Sonora, Mexico. The Mulatos deposit contains over 3.0 million ounces of gold in the measured and indicated category at a cutoff of 0.6 grams per tonne. Phase I mining will focus on the Estrella pit, which contains over 1.4 million ounces of recoverable gold.

For further information about Alamos Gold Inc., please visit our website at www.alamosgold.com or contact:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Fax: 416-368-2934	Fax: 416-368-2934
Email: jmccluskey@alamosgold.com	Email: vvargas@alamosgold.com

_____________________________________________________________________________________

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Alamos’ future plans are forward-looking statements that involve various risks and uncertainties.  Forward looking statements in this release, includes information inferred from the interpretation of drilling results, exploration work and information concerning mineralization, purchase of land owned by Ejido and future develop of properties.  Mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Alamos does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

August 17, 2004

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary